JAMES ALPHA FUNDS TRUST

515 Madison Avenue, 24th Floor

New York, New York 10022

January 26, 2021

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: David Orlic

Re: James Alpha Funds Trust (Registrant)

(File Nos.333-252366; 811-23611)

Rule 477 Request to withdraw the Trust’s Registration Statement filed on Form N-1A

Dear Mr. Orlic:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, James Alpha Funds Trust requests withdrawal of its Registration Statement on Form N-1A (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on January 25, 2021, EDGAR Accession Number: 0001580642-21-000227. The Trust requests withdrawal of the Registration Statement because the Registration Statement should have been filed as EDGAR submission type “N-1A/A” but was inadvertently filed as a “N-1A” The Trust intends to file the Registration Statement as EDGAR submission type “N-1A/A” immediately subsequent hereto. No securities have been sold in connection with the offering.

Please contact Matthew DiClemente (215) 564-8173 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick

Assistant Secretary of the Registrant